FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August, 2003
Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F...X...    Form 40-F.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes .......         No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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[ICA LOGO]                                                         PRESS RELEASE
--------------------------------------------------------------------------------

For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                  in the United States:
jose.guerrero@ica.com.mx                                Zemi Communications

Lic. Paloma Grediaga                                    Daniel Wilson
(5255) 5272-9991 x3470                                  (212) 689-9560
paloma.grediaga@ica.com.mx                              d.b.m.wilson@zemi.com


                ICA REPORTS ON RECENT DEVELOPMENTS REGARDING THE
                          PUERTO RICO COLISEUM PROJECT

Mexico City, August 27, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, reported recent developments related to the construction of the Puerto Rico Coliseum in San Juan.

The Puerto Rico Finance Authority for Industrial, Tourism, Educational, Medical, and Environmental Facilities (AFICA, for its Spanish acronym), as owner of the project, and ICA Miramar, a joint venture business entity formed by ICA Construccion Urbana, S.A. de C.V. and Miramar Construction Company, Inc., signed a US$ 122.3 million construction contract for the Puerto Rico Coliseum in July 1998; work began that same month.

From 1998 to 2001, AFICA generated change orders that represented an increase in the contract price and an extension to the original construction period to complete the project. As a result of disputes relating to these change orders ICA Miramar initiated arbitration proceedings in 2002. However, the legal basis of this arbitration has been subject to a decision from the Court of First Instance in San Juan, which is still pending.

In June 2003, ICA Miramar notified AFICA of the `substantial completion' of the project, which is 97.53 percent complete. Subsequently, AFICA informed ICA Miramar of an alleged contractual default, effective as of August 27, 2003, whereby it unilaterally terminated the construction contract. This notification was made despite AFICA's acknowledgement, in conformance with signed documents in August 2003, that the project is more than 90 percent complete and that the installations are capable of being used by AFICA for the purposes for which they were constructed. Under Puerto Rican jurisprudence, these are the two conditions required to recognize a contract as substantially completed. Once the project is substantially completed, AFICA can no longer invoke the termination of the contract

Despite the fact that the project is 97.53 percent complete, AFICA has refused to recognize its substantial completion, and is thereby hindering the completion of the project. In the opinion of ICA Miramar's counsel the AFICA's default declaration violates the contract terms, and it is not consistent with Puerto Rican law.

In order to avert potential consequences that could arise from AFICA's actions, ICA Miramar is using all the legal means at its disposal. On August 26, 2003, ICA Miramar sought an injunction in Puerto Rican courts in order to protect its rights. The injunction request was filed and presented jointly before the court by attorneys for ICA Miramar and Federal insurance Company, which is providing the surety for the project.

ICA Miramar is seeking provisional, preliminary, and permanent injunctions as well as a ruling that ICA Miramar has substantially completed the project, and that AFICA is prevented, as a matter of law, from taking this unilateral action. It is also requesting that the court rule that AFICA cannot terminate the contractual relationship without first acknowledging ICA Miramar's rights to complete the work. During this judicial proceeding, the Court of First Instance will determine the legality of AFICA's actions and issue its corresponding ruling.

In accordance to Generally Accepted Accounting Principles, ICA Miramar has created reserves of US$ 14.8 million to cover potential economic damages from the project required by AFICA It is important to note that, given the current state of the project (with 97.53 percent of the work recognized and approved by AFICA), only 2.47 percent is required to complete the project pursuant to the original contract and the approved change orders.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.


INVESTOR RELATIONS                                www.ica.com.mx


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2003


                                             Empresas ICA Sociedad Controladora,
                                              S.A. de C.V.

                                              /s/ JOSE LUIS GUERRERO
                                              ----------------------
                                             Name: Dr. Jose Luis Guerrero
                                              Title:  Vice President, Finance